Exhibit 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2010 Page 1

The following discussion and analysis of the operations, results and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral”) for the year ended January 31, 2010 should be read in conjunction with the January 31, 2010 Consolidated Financial Statements and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated May 26, 2010 and discloses specified information up to that date. Coral is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) in Canada. The significant policies are outlined in Note 2 to the Financial Statements and have been applied consistently for the twelve months ended January 31, 2010. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Coral”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Overview

The Company’s principal business activities are the acquisition, exploration and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson mining claims located in Crescent Valley, Nevada. The Company is a reporting issuer in British Columbia, Alberta and Ontario, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol CLH, on the OTCBB under the symbol CLHRF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

Overall Performance

The following is a summary of significant events and transactions during the year ended January 31, 2010 to the date of this MD&A:

Robertson Property, Nevada

Core Area

Robertson is located along the Cortez Gold trend of north-central Nevada and adjoins Barrick’s Pipeline mine.

In October 2009, Coral received the revised resources for the Robertson Property from Beacon Hill Consultants Ltd. (“Beacon Hill”) utilizing lower cut-off grades to reflect the positive movement in the price of gold over the last three years. These revised values are based on the NI 43-101 Technical Report titled Mineral Resource Estimate for the Robertson Property, Lander County, Nevada prepared by Beacon Hill of Vancouver, British Columbia as announced in the Company’s press release dated February 11, 2008. The original estimate was based on a gold price of US$600 per ounce which was a conservative estimate of gold prices in 2007, and which estimated the inferred gold resources for the Robertson property at over 2.3 million ounces of gold. Gold prices over the last three years have been significantly higher than US$600.  Based on more reasonable gold prices and to reflect on the rolling average for the preceding three years, it was decided that a price of US$850 per ounce should be used at this time to more accurately represent the value of the resources that may be expected to be extracted at this time. Based on this lower gold cut-off value of 0.0106, the gold resource at Robertson increases to 3.4 million ounces, which is a 47% increase from the previously reported figure.  It should be noted that changes in operating costs may change this figure.  No work has been done to reflect and change in operating costs as estimated in the Beacon Hill study on which the cut-off grade calculation was based.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2010 Page 2

The zones included in the Beacon Hill estimate are located within the Robertson’s Core area. The Company’s other claim blocks, including Norma Sass, Lander Ranch, Ruf, Blue Nugget and the Excluded claims (joint ventured with Barrick Cortez Gold Mines), were not part of the estimate.

Beacon Hill reported the following updated resource estimate using 0.0106 Au opt cut-off:

Zone	Tons	Ounces per Ton	Ounces of Au
Distal	13,310,451	0.0287	382,010
39A	38,945,698	0.0228	887,962
South Zone	9,993,853	0.0209	208,872
Outside	5,422,131	0.0156	84,585
Gold Pan Oxide	12,566,599	0.02	251,332
Altenburg Hill Oxide	12,873,976	0.0152	195,684
Porphyry Oxide	39,049,182	0.0167	652,121
Gold Pan Sulphide	32,524,592	0.0154	500,879
Altenburg Hill Sulphide	1,701,844	0.014	23,826
Porphyry Sulphide	12,535,861	0.0158	198,067

TOTAL	178,924,188	0.0189	3,381,667

In February 2010, the Company announced its 2010 Work Plan and Budget.  The US$1.5 million program, aimed at advancing the Robertson Property towards a Preliminary Economic Assessment Report. The Company will focus on upgrading near-surface oxide resources in the Gold Pan, Altenburg Hill and Porphyry Deposits to the measured and indicated categories. All three deposits are located within the property’s 100%-owned Core Claims area.  Permit applications are underway, and the Company expects to begin drilling in the second quarter.

In April 2010, SRK Consulting (US) Inc., environmental compliance and permitting consultants, submitted an amended Plan of Operations (“PoO”) to the U.S. Bureau of Land Management (“BLM”) and the Nevada Department of Environmental Protection (“NDEP”).

This amendment to the PoO will permit Coral to drill 36 core holes and 22 Reverse Circulation (“RC”) holes on the Gold Pan, Porphyry, Altenburg Hill and Triplet Gulch Zones at the company’s Robertson Property in Crescent Valley, Nevada.

The 36 core holes will allow comparison of assays from core holes with previous reverse circulation holes.  They will also provide material for column leach tests (to establish leachability of the zones) and also specific gravity tests to accurately determine potentially mineable tonnages.

In addition Coral will drill a further 10 RC holes in the zone between Porphyry and Altenburg Hill to determine continuity between the zones.  Coral will also drill 12 RC holes on the Triplet Gulch Zone.

Beacon Hill is updating the geostatistical computer block model by incorporating results from the 2008 reverse circulation drilling.  The program of drilling and metallurgical test work planned for 2010 has been designed in consultation with Beacon Hill and is intended to increase confidence and develop greater continuity and potentially move part of the current inferred resource of 87 million tons grading 0.017 oz Au/ton (0.583 g/t) at a cut-off grade of 0.0106 opt for a total approximately 1.5 million ounces at Gold Pan, Porphyry and Altenburg Hill into the measured and indicated categories.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2010 Page 3

With minimal overburden (0 to 10 metres), the Gold Pan, Altenburg Hill and Porphyry deposits would be mineable by open pit operations with low strip ratios.  Leach tests were completed on the Porphyry Zone in the past and indicated favourable recoveries in the oxide material.

The remaining deeper resources at Distal, 39A of 91,905,439 inferred tons (which together with the shallow resource of 87,018,749 tons total 178,924,188 tons) will not be evaluated by the 2010 program.  The deeper resource will remain in the inferred category.

Norma Sass

In September 2008, the Company entered into an exploration, development and mine operating agreement (the “Agreement”) with Barrick Gold Exploration Inc. (“Barrick”), wherein Barrick is granted the option to acquire up to a 75% interest in the Company’s and Levon Resources Ltd.’s (“Levon”) interests in the Norma Sass Property, Nevada, consisting of 36 unpatented mining claims.

Barrick may earn a 60% interest by incurring total exploration expenditures of at least US $3 million in annual installments by December 31, 2014.  Barrick may earn an additional 10% (for an aggregate interest of 70%) by incurring an additional US $1.5 million by December 31, 2015.  Barrick may earn an additional 5% (for an aggregate interest of 75%) by carrying the Company and Levon through to commercial production.

Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out the Company’s and Levon’s joint interest by paying US $6 million and granting them a 2% net smelter returns royalty.

In October 2009, Barrick commenced drilling hole NS 09-01 targeting the Lower Plate carbonate sequence. This hole was drilled North West at 70 degree dip across a SW-NE striking fault which trends into Barrick’s Gold Acres pit one mile to the northeast and is thought to be related to mineralization at Gold Acres.

It started as a reverse circulation hole but encountered recovery problems at 1,680 foot depth.  Barrick brought in a core rig, wedged the RC hole and drilled HQ diameter core to a final depth of 2,586 ft.

The hole entered the lower plate Wenban limestone at 1,330 foot depth and was bottomed in the Roberts Mountain formation.  These are the principal host rock formations for the gold deposits at the Pipeline, Gold Acres and Cortez Hills mines.

In November 2009, Coral’s technical team visited with Barrick Cortez Gold Mines in Crescent Valley, Nevada.  The group examined the chips and core from hole NS 09-01 at Coral’s Norma Sass property.  The Company is waiting on further information from Barrick.

June Claims

During 2008, the Company announced the completion of a mineral lease with option to purchase agreement to explore, develop, and exploit six lode mining claims located in Lander County, State of Nevada (the “June Claims”). The June Claims are adjacent to the Company’s View Claims in the northwest section of its Robertson Property. The agreement is for an initial term of 4 years in consideration of the payment of an annual rent of US$25,000, renewable in successive four year terms, provided that the rent will increase by US$5,000 every four years.  The property is subject to a royalty charge of 3% of net smelter returns (“NSR”), subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point upon notice to the Lessors.  The Company also has the exclusive right to purchase the property, subject to the NSR, for US $1,000,000 upon notice to the Lessors.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2010 Page 4

Selected Annual Information

The following financial data is derived from the Company’s audited consolidated financial statements for the three recently completed financial years:

	January 31, 2010	January 31, 2009	January 31, 2008
	$	$	$
Revenue	––	––	—
Loss before other items	(1,613,713)	(2,516,862)	(1,359,172)
Income (loss) for the year	1,711,611	(3,746,165)	(1,319,185)
Earnings (loss) per share	0.07	(0.15)	(0.06)
Total assets	17,791,566	17,633,626	18,185,688
Total liabilities	2,012,127	5,368,435	3,915,036
Working capital	648,921	959,419	3,322,447

The Company earned income for the year of $1,711,611 in fiscal 2010 compared to losses of $3,746,165 and $1,319,185 in fiscal 2009 and 2008 respectively.  The difference in earnings for the year between the periods is primarily due to items such as stock-based compensation, foreign exchange gains or losses, and future income tax expense/recovery which can have large variances from one year to the next. Stock-based compensation was $310,246 in fiscal 2008 while it increased significantly in fiscal 2009 and fiscal 2010, which were $1,769,263 and $1,038,289 respectively.  In fiscal 2010, there was a future income tax recovery of $2,840,855 which resulted in net income for the Company. Foreign exchange differences can also alternate between a foreign exchange gain one year and a loss the next as was the case between fiscal 2009 and fiscal 2010.

Total assets and working capital rose in fiscal year 2008 as a result of the Company raising proceeds through the issuance of share capital.  Fiscal years of 2009 and 2010 saw a significant reduction in working capital because of reduction of funding from private placements in these years. The majority of the Company’s expenditures are exploration related to its mineral properties and as such are capitalized.  Therefore, a significant amount of the working capital used throughout each of the three years is converted from a current asset to a long-term asset as opposed to appearing on the Statement of Operations and Comprehensive Loss.  Mineral property expenditures decreased  from $2,265,564 in fiscal 2008 to $1,683,612 in fiscal 2009 then further to $324,301 in fiscal 2010.

The Company remains free of long-term interest bearing debt and the total liabilities include current liabilities of $88,516 in fiscal year 2010, which is $316,881 lower than fiscal 2009. This is largely caused by the reclassification of asset retirement obligation from current liabilities to long-term liabilities due to changes in the estimated timing of cash flows.

The Company continues to have a reclamation bond with the State of Nevada, which was $408,075 in fiscal 2010 as compared to $477,550 in fiscal 2009, a decrease of $69,475.  Based on independent third party information, management estimates the Company’s asset retirement obligation to be $236,248 as at January 31, 2010.  In the prior year, the Company intended to fulfill its obligation in fiscal 2010; however, as the result of planned exploration on the Robertson property for fiscal 2011, the Company deferred the reclamation work.

The future income tax liability is $1,687,363 as of January 31, 2010 due to a future income tax recovery of $2,840,855 recognized in the current year. The Company makes the assumption that future tax assets are more likely not to be realized because of the Company being in an exploration stage with no consistent or significant level of income other than interest.  As a result, an allowance is applied against any future income tax assets that the Company may have and therefore not shown as an asset on the balance sheet.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2010 Page 5

Results of Operations

Three months ended January 31, 2010 compared with the three months ended January 31, 2009

General and Administrative Expenses

General and administrative expenses totaled $537,964 for the three months ended January 31, 2010 compared with $1,718,035 for the three months ended January 31, 2009, a decrease of $1,180,071. This difference is mainly attributable to decreases of $1,209,223 in stock based compensation. The large cost in stock based compensation in the comparative period is due to an expense of $1,513,500 related to the extension of the expiry date of warrants. Refer to Note 8(c) of the Consolidated Financial Statements. The current quarter also saw cost reductions in most of the items, including decreases of $10,247 in legal and accounting, $4,500 in managements, $2,007 in office and miscellaneous, and $1,988 in consulting fees. The lower fees in legal and accounting is resulting from the reduction in legal services in the current period and the estimated audit fees for the current fiscal year. In the current period, the company reduced the management fees paid to an officer. Offsetting these decreases were increases of $27,820 in investor relations and shareholder information and $18,500 in directors’ fees. The higher investor relations expense is due to trade shows and news distribution.

Income / Loss for the Period

There was income of $2,228,795 for the three months ended January 31, 2010 compared with a loss of $3,043,888 for the same period in the prior year, a significant increase of $5,272,683. This difference was mainly attributable to a future income tax recovery of $2,840,855 while a future income tax expense of $533,297 was recorded in the comparative quarter. Moreover, there was a difference of $707,068 in foreign exchange and a write-down of $17,000 in advances payable to related party in the current quarter.

Twelve months ended January 31, 2010 compared with the twelve months ended January 31, 2009

General and Administrative Expenses

General and administrative expenses totaled $1,613,713 for the year ended January 31, 2010 compared with $2,516,862 for the year ended January 31, 2009, a decrease of $903,149. This decrease is mainly driven by a significant decrease of $730,974 in stock-based compensation.  The large cost in stock based compensation in the comparative period is due to an expense of $1,513,500 related to the extension of the expiry date of warrants. Refer to Note 8(c) of the Consolidated Financial Statements.

An overall reduction in spending has resulted in decreases of $47,923 in legal and accounting, $43,201 in investor relations and shareholder information,  $35,936 in travel, $24,560 in salaries and benefits, $9,750 in management fees, and $7,347 in office and miscellaneous. The decrease in investor relations expenses is due to the cancellation of an investor relations consulting contract along with a reduction in research reports and publications. The decline in travel expenses resulted from less promotional activities in the current year. The lower fees in legal and accounting is resulting from the reduction of legal services in the current period. During the year, the Company reduced the management and consulting fees paid for two contracts and higher directors’ fees were a result of fees paid to a Director for his service on the board and various committees.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2010 Page 6

Income / Loss for the Period

Income for the year ended January 31, 2010 was $1,711,611 compared with a loss of $3,746,165 for prior year, an increase of $5,457,776. In addition to the decrease of $903,149 in general and administrative expenses, this difference resulted from significant increases of $1,230,621 in foreign exchange gain along with $3,374,152 in future income tax recovery. Slightly offsetting these differences was a reduction of $67,146 in interest income, which declined from $69,764 in fiscal 2009 to $2,618 in current year. The write-off of $17,000 in Directors’ fees in the current period contributed to the variance also.

Summary of Quarterly Results

	2010	2009	2009	2009	2009	2008	2008	2008
Period ended	Jan 31 Q4	Oct 31 Q3	July 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3	July 31 Q2	Apr 30 Q1
								$
Revenue	—	—	—	—	—	—	—	—
Income / Loss for the period	2,228,795	(148,574)	317,269	(685,879)	(3,043,888)	(152,041)	(126,876)	(423,360)
Earnings / Loss per Share	0.08	0.01	0.01	(0.03)	(0.12)	(0.01)	(0.01)	(0.02)
Total Assets	17,791,566	17,474,509	17,354,361	17,537,088	17,633,626	17,667,317	17,931,107	18,014,529

Quarterly costs tend to fluctuate as a result of significant exploration activities being carried out each year.  Stock-based compensation and future income tax expense, both being non-cash items, are the primary variances in the quarterly results. Specifically, record of stock based compensation in associated with the extension of the expiry dates of warrants raised the losses in Q4 of 2009, Q1 and Q4 of 2010. As in the Q2 of 2010, there was a gain in the quarter attributable to a significant foreign exchange gain related to a future income tax calculation. The gain in the Q4 of 2010 was resulting from the significant reductions in future income tax liability as well as in foreign exchange.

Because the Company has not generated any income in recent years, total assets trend downward during the periods when there are no new funds raised. However, the majority of expenditures are capitalized exploration costs so total asset value does not decrease as dramatically as working capital will.  When there is a sharp increase in total assets, it is often because cash was raised through the issuance of shares.

Liquidity and Capital Resources

During the year ended January 31, 2010 the Company incurred expenditures that increased its mineral property carrying value on the Robertson Property by $324,301. At this time the Company has no operating income but is earning interest income on its entire cash holdings.

At January 31, 2010, the Company had working capital of $648,921 and cash and cash equivalents of $700,772. During current year, the Company had cash proceeds of $293,160 from exercise of 523,500 stock options.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2010 Page 7

The Company has sufficient cash on hand at this time to finance limited exploration work on its mineral properties and maintain administrative operations. The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive, and in order to maintain its interest the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related party transactions for the year ended January 31, 2010 are as follows:

(a)	$30,000 (2009 - $30,000; 2008 - $30,000) was paid for consulting fees to a private company controlled by a director and officer of the Company;

(b)	$75,000 (2009 - $75,000; 2008 - $75,000) was paid for management fees to a private company controlled by a director and officer of the Company;

(c)	$20,250 (2009 - $30,000; 2008 - $65,000) was paid for management fees to a private company controlled by an officer of the Company;

(d)	$20,250 (2009 - $30,000; 2008 - $nil) was paid for consulting fees to a private company controlled by an officer of a related Company;

(e)
$147,711 (2009 - $186,734; 2008 - $168,983) was charged for office and miscellaneous, salaries and benefits, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

(f)	$nil (2009 - $39,526; 2008 - $15,332) was paid for geological consulting services to a private company controlled by a former director of the Company;

(g)	$24,690 (2009 - $35,888; 2008 - $42,661) was paid for geological consulting services to a private company controlled by a director and officer of the Company;

(h)	$18,000 (2009 - $12,000; 2008 - $12,000) was charged for directors’ fees to the Directors’ of the Company; and

(i)	$17,000 (2009 - $nil; 2008 - $nil) in advances payable to related parties relating to directors’ fees outstanding since 2003 was reversed during the year.

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

The Company entered into a cost-sharing agreement during 2005 to reimburse Oniva International Services Corp. for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2010 Page 8

Advances receivable from related party comprises US$56,277 (2009 - US$52,891) less an allowance for bad debt of US$39,113 (2009 - US$39,113).  The advances receivable from related party is from a public company related by common directors.  Amounts due are without stated terms of interest or repayment.

Advances payable to related parties include $14,949 (2009 - $12,288) due to Oniva, $6,000 (2009 - $17,000) due to directors of the Company, $2,073 (2009 - $1,526) due to a private company controlled by a director and officer of the Company and $nil (2009 - $39,270) due to a private company controlled by a former director of the company. Amounts due are without stated terms of interest or repayment.

Disclosure of Management Compensation

During the year ended January 31, 2010, $75,000 was paid to the Chief Executive Officer for services as director and officer of the Company, $30,000 was paid to the President for services as director and officer of the Company, $20,250 was paid to a former President of the Company, $21,820 was paid to the Chief Financial Officer for services as an officer of the Company, $16,460 was paid to the Secretary for services as an officer of the Company and $24,690 was paid to the V.P. Explorations for services as a geological consultant.

Recent Canadian Accounting Pronouncements

Recent Canadian accounting pronouncements that have been issued but are not yet effective, and which may affect the Company’s financial reporting are summarized below. For details of the specific accounting changes, refer to Note 2 (l) of the Company’s Consolidated Financial Statements:

i)	Section 1582 Business Combinations
ii)	Section 1601 Consolidated Financial Statements
iii)	Section 1602 Non-controlling Interests

In addition to these changes, in February 2008, the Canadian Accounting Standards Board announced that January 1, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The IFRS standards will be effective for the Company for interim and fiscal period reporting commencing February 1, 2011. The effective date will require the restatement for comparative purposes of amounts reported by the Company for the interim periods and for the year ended January 31, 2011 and earlier where applicable.

The Company is developing an IFRS conversion plan which will include an in-depth analysis of the IFRS standards, with priority being placed on those that have been identified as possibly having a significant impact. Analysis will include identifying the differences between IFRS and the Company’s accounting policies and assessing the impact of the difference. Changes in accounting policies are likely to impact the Company’s consolidated financial statements.

Outstanding Share Data

The Company had the following issued and outstanding share capital as at January 31, 2010 and May 26, 2010:

Common shares:   25,513,271 as of January 31, 2010 and 32,513,391 as of May 26, 2010

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2010 Page 9

Stock options:
Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Jan 31/10)	Number of Shares Remaining Subject to Options (May 26/10)
December 12, 2010	$1.17	622,500	622,500
April 1, 2011	$0.75	-	33,000
September 5, 2011	$1.29	615,000	615,000
January 13, 2012	$0.76	35,000	35,000
September 26, 2012	$1.00	550,000	550,000
February 14, 2013	$1.00	100,000	100,000
May 1, 2013	$1.00	15,000	15,000
January 13, 2015	$0.76	585,000	585,000
TOTAL:		2,522,500	2,555,500

Warrants:
Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Jan 31/10)	Number of Underlying Shares (May 26/10)
May 18, 20101 (new expiry date)	$1.17	4,230,000	-
April 1, 2012	$0.75	-	5,245,120
April 23, 2012	$0.75	-	1,755,000
TOTAL:		4,230,000	7,000,120

First extension was approved by the TSX Venture Exchange on February 27, 2008 extended the expiry date from May 18, 2008 to May 18, 2009.  Second extension was approved by the TSX Venture on April 23, 2009 extended the expiry date from May 18, 2009 to May 18, 2010.

Finder’s Warrants:
Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Jan 31/10)	Number of Underlying Shares (May 26/10)
April 1, 2011	$0.75	-	415,427
April 23, 2011	$0.75	-	19,000
TOTAL:		-	434,427

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at January 31, 2010 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2010 Page 10

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company assessed the design of the internal controls over financial reporting as at January 31, 2010 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff.  The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the year ended January 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Subsequent Events

Subsequent to January 31, 2010, the Company closed the first tranche of a non-brokered private placement for gross proceeds of $2,884,816 from the issuance of 5,245,120 units at a price of $0.55 per unit. Each unit is comprised of one common share and one non-transferrable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at a price of $0.75 for a term of two years until April 1, 2012. The Company paid total finders’ fees of $239,517 and issued 414,167 finders’ warrants to individuals and brokers assisting in the financing. Each finders’ warrant entitles the finder to purchase one common share at a price of $0.75 per share for a term of one year until April 1, 2011.

Subsequent to January 31, 2010, the Company closed the second and final tranche of a non-brokered private placement for gross proceeds of $965,250 from the issuance of 1,755,000 units at a price of $0.55 per unit. Each unit is comprised of one common share and one non-transferrable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.75 per share for a term of two years until April 23, 2012. The Company paid total finders’ fees of $28,325 and issued 19,000 finders’ warrants to individuals and brokers assisting in the financing.  Each finders’ warrant entitles the finder to purchase one common share at a price of $0.75 per share for a term of one year until April 23, 2011.

Subsequent to January 31, 2010, the Company entered an agreement dated April 1, 2010 for consulting services for a term of one year for $18,150 plus GST/HST payable in advance. The Company also granted the consultant 33,000 options exercisable for one common share at a price of $0.75 per share for a term of one year until April 1, 2011.

On May 18, 2010, 4,230 000 warrants expired unexercised.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED JANUARY 31, 2010 Page 11

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of May 26, 2010. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.